UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Furiex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

36106P101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 743,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 743,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 743,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 743,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 524,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 743,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 743,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 36106P101

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 743,491
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 743,491
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 36106P101

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 524,800 Shares owned by Master Fund, including the purchase price to Kingstown Partners L.P. of the 350,800 Shares acquired by Master Fund through contribution from Kingstown Partners L.P., is approximately $5,529,213, including brokerage commissions.  The aggregate purchase price of the 218,691 Shares beneficially owned by Kingstown Capital is approximately $1,949,706, including brokerage commissions.  The Shares beneficially owned by Kingstown Capital were acquired for the account of Absolute Opportunities Fund, for which Kingstown Capital is a subadviser pursuant to a Subadvisory Agreement, made as of September 30, 2008, between Absolute Investment Advisers LLC and Kingstown Capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 9,881,340 Shares outstanding, which is the total number of Shares outstanding as of July 30, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2010.

As of the close of business on August 19, 2010, Master Fund beneficially owned 524,800 Shares, constituting approximately 5.3% of the Shares outstanding.

As of the close of business on August 19, 2010, Kingstown Capital beneficially owned 743,491 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of its relationship with Master Fund discussed in further detail in Item 2, Kingstown Capital may be deemed to beneficially own the 524,800 Shares beneficially owned by Master Fund in addition to the 218,691 Shares beneficially owned by Kingstown Capital.

As of the close of business on August 19, 2010, Kingstown Management beneficially owned 743,491 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of its relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned in the aggregate by Master Fund and Kingstown Capital.

As of the close of business on August 19, 2010, Mr. Blitzer beneficially owned 743,491 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned in the aggregate by Master Fund and Kingstown Capital.

As of the close of business on August 19, 2010, Mr. Shanon beneficially owned 743,491 Shares, constituting approximately 7.5% of the Shares outstanding. By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned in the aggregate by Master Fund and Kingstown Capital.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A to the Schedule 13D and incorporated by reference herein, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

CUSIP NO. 36106P101

(b)           Each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Master Fund by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

(e)           Not applicable.

CUSIP NO. 36106P101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 19, 2010	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

CUSIP NO. 36106P101

SCHEDULE B

Transactions in the Shares by the Reporting Persons Since the Filing of the Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

KINGSTOWN PARTNERS MASTER LTD.

08/17/2010	74,000	10.2500
08/19/2010	37,500	9.9500

KINGSTOWN CAPITAL MANAGEMENT L.P.

08/17/2010	26,000	10.2500
08/19/2010	12,500	9.9500